7/22


03024835

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Winslow Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

FILE NO. 82- 1802   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/29/03



new OPPORTUNITIES

WINSLOW RESOURCES 2002 AR

contents

Corporate Profile





Calgary-based Winslow Resources Inc. is generating new ideas, new areas of interest and new possibilities for hydrocarbon exploration in western Canada through the creative application of new, non-conventional data processing technology to conventional oil and gas business opportunities. The Company spent the past year generating prospects and acquiring land positions and is now poised to test its ideas with the drill bit and establish a base of production. Winslow currently has 9,284,649 common shares issued and outstanding, and trades on the TSX Venture Exchange under the symbol "WLR".

new opportunities

President's Message

2002 was a year of project expansion and development of a prospect inventory for Winslow. The Company acquired seismic data in three core areas and developed a number of new plays based on an innovative interpretation technology. A strategic growth plan was put in place, focusing on expansion through reduced risk, high impact exploration and development projects, low-risk drilling opportunities and, in the future, strategic acquisitions. The Company's structure is lean and flexible, with low overhead.

Our main objective for 2003 is to begin testing our new exploration concepts and methods through the drill bit in at least two separate project areas. Success with these projects will generate continual exploration possibilities, drilling and cash flow, thereby allowing the Company to build a base of production and reserves, and providing investors with a relatively high rate of return on their investment.

ideas and opportunities

Winslow was created to take advantage of significant opportunities found in the oil and gas sector in western Canada. The oil and gas industry environment in western Canada is very dynamic, creating a continuous flow of opportunities and possibilities for new companies. This creates a niche for junior oil and gas companies to thrive in. Winslow's Board, with its extensive petroleum experience, envisions this sector as a rewarding and fast-paced vehicle for building shareholder value.

The Company's operations are now solely focused on the exploration for and exploitation of hydrocarbons with a strategic plan implemented for responding to opportunity and building a profitable base of operations. Interests in a number of mineral properties still retained by Winslow will be packaged for sale, farmed-out or joint-ventured as opportunities arise.

keys to success

In the future, Winslow will be active in all stages of oil and gas exploration, development and production. Initially, however, Winslow will rely on favourable joint venture partnerships for data acquisition and drilling operations. During the early growth period, the Company will leverage its internal expertise and relationships within the industry against the experience of operators in targeted areas. Winslow and the operating company will jointly develop play concepts, mature prospects and manage drilling and production operations. This strategy has a number of advantages for Winslow including access to high-quality seismic data for lead development as well as prospect generation.

To supplement Winslow's internal technical expertise, the Company has established relationships with experts in such disciplines as engineering, geophysics, geology and land. Under this framework, Winslow will maintain very low overhead and considerable flexibility, with the option to contract staff as required. As the Company builds production, we will be considering the optimum ratio of oil to gas, but for 2003 Winslow will be drilling the most prospective geological and economically sound plays. Winslow's operating strategy includes:

- Taking small working interests in the range of 10% to 40%, dependent on well costs and risk;
- Seeking out experienced industry partners to manage drilling and operating programs;
- Drilling multi-zone targets and medium to shallow horizon plays in order to reduce risk and costs;
- Focusing on southern Alberta and southeast Saskatchewan, with consideration of other areas if warranted by the exploration and economic potential; and
- Operating in areas that have reasonable infrastructure including all-weather roads and proximity to pipelines and processing facilities. The primary focus will be to remain opportunity-driven, flexible and entrepreneurial to respond quickly to attractive business possibilities that provide near-term production and reserve growth.

technology driven

While consolidation within the industry has reduced industry competition to some extent, a competitive advantage remains an important aspect in any business. At Winslow, we are concentrating on evaluating advanced technology, particularly leading-edge geological and geophysical data evaluation methods. We are currently examining a new methodology for identifying hydrocarbon-bearing reservoirs, which has been successfully applied in Eastern Europe for several years. The technology is currently being tested and evaluated by select oil and gas companies in Canada. The Company has developed prospects in three core areas and plans to test the technology during 2003.

targeted drilling

Late in 2002, Winslow participated in the drilling of one well targeting natural gas. The well was an opportunity to test the application of specialized seismic processing technology. Conventional methods suggested no hydrocarbon potential; however, the well showed indications of gas-bearing reservoir rock. Evaluation of the well information suggested the target was drilled at the gas/water contact and was neither tested nor completed. An offset to the location is being evaluated. For the rest of 2003, plans are to drill two critical test wells; however, based on positive confirmation of the technology application and favourable drilling results, our drilling program could be expanded significantly. Previously drilled properties are under review for follow-up drilling, re-completion or divestiture.

private placement completed

Winslow recently completed a brokered private placement to fund current exploration drilling, completion of previous projects and to provide working capital. The financing consisted of 1,512,500 units, each priced at $0.20 and consisting of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the investor to acquire one additional share at a price of $0.25 until September 30, 2004.

in closing

Significant progress is being made in reshaping Winslow as a creative and unique junior oil and gas exploration company. The Company has developed some high-impact oil and gas plays using innovative technology that, if applied successfully, could open the door to significant future growth.

On behalf of the Board, I would like to thank our staff, who have been integral to revitalizing the Company. I would also like to thank our shareholders for their continued support during a time of change and refocusing.

At Winslow, we will continue to leverage our expertise and industry relationships to build a stable base of new exploration ideas and production, while maintaining a lean organization and a low cost structure. The flexibility to respond to opportunity will remain a key component of our strategy, as we move forward with a strong commitment to grow in the oil and gas business and generate significantly higher rates of return for our shareholders.

On behalf of the Board of Directors



Hugh G. Ross
April 3, 2003

new possibilities

Review of Operations


Birch Hills

Birch Hills In 2002 Winslow acquired four contiguous sections on its technology-driven oil play concept in the Birch Hills area of north central Alberta. Winslow has a 100% working interest in the properties and anticipates drilling an exploration well with partners during the 2003-2004 winter drilling season. Additional prospects have been identified on the Company's 1,200-kilometre 2D seismic database in the area and will be pursued pending success of the initial drilling program.


Alix

Alix Winslow has acquired a small acreage position and is seeking partners to test a Devonian Nisku formation prospect in the Alix area of central Alberta. Drilling is expected to commence during the fourth quarter. Winslow will have a minimum 9% working interest in the well.

Red Willow In 2002 Winslow conducted an analysis of a 3D seismic survey in the Red Willow area of central Alberta using a specialized seismic processing technology. Drilling results in the area confirm the interpretation results. Winslow has a Devonian-age prospect identified and will be pursuing options to drill it in 2003.

Elnora-Mikwan Located southeast of Red Deer, Alberta, Winslow participated in one well that intersected three porous zones in Devonian carbonates. Following testing, the two lower zones were abandoned, and the upper horizon within late Devonian dolostone was tested for natural gas in 2002. This well remains suspended and has been further evaluated. Additional testing is slated for mid-2003. Winslow will earn a 6% net interest in the well.

Halkirk In the Halkirk area of central Alberta, Winslow has a 27.5% working interest in a well that was drilled in late 2001 and cased as a shallow gas producer. The well experienced problems on testing and is being considered as a re-completion or re-drill candidate in 2003.


1
2 3
4 5 6
7
8 9

Sedalia Three shallow gas prospects were derived from 2D seismic data in the Sedalia area of east-central Alberta. Winslow drilled one prospect in 2002 and has at least two other prospects in the area with hydrocarbon potential. The first well encountered a gas-bearing clastic reservoir; however, well data suggested close proximity to a gas/water contact, therefore the well was deemed non-commercial and abandoned without further testing.

Areas of Operations

Alberta Northern
① Birch Hills

Alberta Central
② Alix
③ Red Willow
④ Elnora-Mikwan
⑤ Halkirk
⑥ Sedalia

Alberta Southeast
⑦ Pendant d'Oreille

Saskatchewan Southeast
⑧ Viewfield
⑨ Antler


Pendant d'Oreille

Pendant d'Oreille A shallow well was drilled in the Pendant d'Oreille area of southeastern Alberta in 2001. The Bow Island gas zone was further tested and abandoned. Up-hole potential in the Second White Specks has been evaluated, and due to the inability to access local gas gathering infrastructure, Winslow and partners have packaged the property for sale. The Company has earned a 16.6% net interest in the property.


Viewfield

Saskatchewan Southeast Winslow has joint venture projects in the Antler and Viewfield areas of southeastern Saskatchewan. This is an exciting exploration play for Winslow, targeting Devonian-age reefs using specialized seismic processing technology to generate direct hydrocarbon indicators. A number of potential reefs have been identified on 3D seismic data over the two areas. At least one well is proposed for 2003 to test the technology and future exploration possibilities.

Management's Discussion & Analysis

During 2002, Winslow incurred a loss of $153,406, or $0.023 per share. This compares to a loss of $767,585 or $0.149 per share in 2001. The 2001 figure included a write-down of mining property of $623,863 whereas the 2002 write-down was only $14,610.

General and administrative expenses were down 15% to $130,900 from $153,704 in 2001. The Company is holding the line on these expenses until such time as production is achieved and additional resources are required.

The Company incurred $269,681 acquiring and exploring oil and gas assets in 2002. This compares to $213,051 in 2001. Capital expenditures for 2003 will be dependent on future financings and cash flows from successful exploration efforts. The Company does not intend to incur any debt at this time.

In 2002, Winslow completed a $400,000 private placement financing by issuing 837,500 flow-through units and 1,162,500 common share units, each at $0.20 per unit. Each flow-through unit consisted of one flow-through share and one-half of a share purchase warrant, while each common share unit consisted of one common share and one share purchase warrant. In each case, one whole warrant entitles the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before July 10, 2004. Proceeds from the financing are being used to fund the Company's ongoing capital exploration program as well as for general working capital purposes. Pursuant to the terms of the flow-through units, Winslow must incur $167,500 of certain exploration expenditures on or before December 31, 2003 and renounce them to the subscribers effective December 31, 2002. Through December 31, 2002, Winslow has renounced $46,000 of these expenditures.

At the time of writing this Report, Winslow has just completed a $302,500 private placement financing via the issuance of 1,512,500 units at $0.20 per unit. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.25 per share at any time on or before September 30, 2004. Proceeds from this financing will be used to fund a 2003 capital exploration program and for general working capital purposes.

Auditors' Report

To the shareholders,

We have audited the balance sheet of WINSLOW RESOURCES INC. as at DECEMBER 31, 2002 and 2001 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as of DECEMBER 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



ROBERTS & COMPANY
CHARTERED ACCOUNTANTS
CALGARY, ALBERTA
FEBRUARY 27, 2003

Balance Sheet

As at December 31, 2002	2002	2001
ASSETS		
CURRENT		
Cash and short-term deposit	$ 66,334	$ 168,254
Accounts receivable	969	6,415
Prepaid expenses	1,426	1,461
Current portion of loan receivable (Note 5)	5,000	–
	73,729	176,130
MINING PROPERTY (Note 3)	665,275	677,050
CAPITAL ASSETS (Note 4)	406,900	177,905
LOAN RECEIVABLE (Note 5)	15,000	–
INVESTMENTS	–	2,603
	$ 1,160,904	$ 1,033,688
LIABILITIES		
CURRENT		
Accounts payable and accrued	$ 54,538	$ 101,323
COMMITMENT (Note 12)		
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	7,501,263	7,173,856
DEFICIT	(6,394,897)	(6,241,491)
	1,106,366	932,365
	$ 1,160,904	$ 1,033,688

APPROVED ON BEHALF OF THE BOARD:



Hugh G. Ross
Director



Hughes P. Salat
Director

Statement of Income and Deficit

For the year ended December 31, 2002	2002	2001
REVENUE	$ –	$ –
EXPENSES		
General and administrative (schedule)	130,900	153,704
Production expense	6,465	–
Amortization	2,773	2,674
	140,138	156,378
LOSS BEFORE OTHER	140,138	156,378
OTHER		
Interest income	(1,226)	(11,531)
Other income	–	(1,125)
Write down of mining property	14,610	623,863
Gain on sale of investments	(116)	–
	13,268	611,207
NET LOSS FOR THE YEAR	153,406	767,585
DEFICIT AT BEGINNING OF YEAR	6,241,491	5,473,906
DEFICIT AT END OF YEAR	$ 6,394,897	$ 6,241,491
NET LOSS PER SHARE (Note 6(f))	$ 0.023	$ 0.149

Statement of Cash Flows

For the year ended December 31, 2002	2002	2001
OPERATING ACTIVITIES		
Net loss for the year	$ (153,406)	$ (767,585)
Adjustments for items not affecting cash		
Amortization	2,773	2,674
Write down of mining properties	14,610	623,863
Gain on sale of investments	(116)	-
Shares issued to pay management fees	-	10,700
Working capital used by operating activities	(136,139)	(130,348)
Change in non-cash operating working capital (Note 8)	(41,304)	85,864
	(177,443)	(44,484)
INVESTING ACTIVITIES		
Exploration and development costs	(2,835)	(3,607)
Recovery of mining property	-	200
Capital assets – purchases	(269,681)	(213,051)
Increase in loan receivable	(20,000)	-
Investments – proceeds	2,719	-
Decrease in due to related companies	-	(80,739)
	(289,797)	(297,197)
FINANCING ACTIVITIES		
Net proceeds from common share issue	365,320	167,000
CASH DECREASE DURING THE YEAR	(101,920)	(174,681)
CASH, BEGINNING OF YEAR	168,254	342,935
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 9)	$ 66,334	$ 168,254

Notes to Financial Statements

For the year ended December 31, 2002

1. COMPANY ACTIVITIES

   The Company's primary activity is the exploration for and the development of oil and gas properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements involves the use of certain estimates and approximations within reasonable limits of materiality and within the accounting policies summarized below:

MINING PROPERTIES

Mineral exploration and mine development costs are capitalized. When production commences these expenditures will be amortized over the life of the estimated ore reserves on the unit of production basis. If a project is abandoned or considered to be of no further interest to the Company, the related expenditures are charged to income. The costs deferred at any time do not necessarily reflect present or future values.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

CAPITAL ASSETS

(a) Office equipment

Capital assets are recorded at cost. Amortization is calculated using the straight line method over three, five and ten year terms. In the year of acquisition the amortization is prorated based on the purchase date.

(b) Oil and gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of oil and gas reserves are initially capitalized and accumulated in cost centres by country. Costs capitalized include geological and geophysical expenditures, drilling costs, completion costs and well equipment.

JOINT VENTURE ACCOUNTING

All of the Company's exploration and development costs are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest.

FLOW-THROUGH SHARES

Capital stock includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company.

The oil and gas exploration and development expenditures and the capital stock are reduced by the estimated cost of the renounced tax deductions when the expenditures are incurred. The reduction for 2002 was $37,913.

3. MINING PROPERTY

The Company has acquired interests in various mining properties as follows:

	Acquisition Costs	Exploration Costs	2002 Total	2001 Total
British Columbia	$ 280,989	$ 411,834	$ 692,823	$ 704,598
Ontario	112,160	4,980	117,140	117,140
	$ 393,149	$ 416,814	809,963	821,738
Less recovery costs from the sale of interests in British Columbia and Ontario			144,688	144,688
			$ 665,275	$ 677,050

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net 2002	Net 2001
Office equipment	$ 46,478	$ 35,867	$ 10,611	$ 12,759
Oil and gas – Canada				
Petroleum and natural gas properties including exploration and development thereon	393,154	–	393,154	162,011
Production equipment	3,135	–	3,135	3,135
	$ 442,767	$ 35,867	$ 406,900	$ 177,905

The oil and gas assets were non-producing at year end, therefore no depletion provision has been recorded.

5. **LOAN RECEIVABLE**

The loan receivable is an employee loan that is secured by 100,000 shares of Winslow and non-interest bearing. A payment of $5,000 is due by June 30, 2003, $7,000 by June 30, 2004 and $8,000 by December 31, 2004.

6. **CAPITAL STOCK**

Authorized

100,000,000 common shares without nominal or par value

Capital stock has been issued as follows:

	2002		2001	
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	5,742,149	$ 7,173,856	4,765,495	$ 7,043,908
Private placement (Note 6(a))	1,162,500	232,500	–	–
Flow-through private placement (Note 6(b),(c))	837,500	167,500	668,000	167,000
Reduction in respect of income tax deductions renounced to subscribers (Note 6(d))	–	(37,913)	–	(117,302)
Share issue costs	–	(34,680)	–	–
Shares for debt (Note 6(e))	–	–	308,654	80,250
	7,742,149	$ 7,501,263	5,742,149	$ 7,173,856

(a) On July 10, 2002, the Company issued 1,162,500 units under a private placement, each unit consisting of one common share and one warrant. The Company issued 1,162,500 shares in total at $0.20 per share, for total proceeds of $232,500. One warrant entitles the holder to purchase one common share at a price of $0.24. The warrants expire on July 10, 2004.

(b) On July 10, 2002, the Company issued 837,500 units under a private placement, each unit consisting of one flow-through common share and one half of one (0.5) warrant. The Company issued 837,500 shares in total at $0.20 per share, for total proceeds of $167,500. One whole warrant entitles the holder to purchase one common share at a price of $0.24. The warrants expire on July 10, 2004.

(c) On August 13, 2001, the Company issued 668,000 shares under a private placement, of which 60% are flow-through. The Company issued 267,200 common shares at $0.25 per share, for total proceeds of $66,800 and 400,800 flow-through shares at $0.25 per share, for total proceeds of $100,200. The issuance included 668,000 warrants with each warrant entitling the holder to purchase one common share at a price of $0.32. The warrants expire on August 13, 2003.

(d) In accordance with the terms of the offerings and pursuant to certain provisions of the Income Tax Act (Canada), the Company renounced, for income tax purposes, exploration and development expenditures incurred during the year in the amount of $93,968 (2001 - $275,357).

(e) On July 18, 2001, the Company issued 308,654 shares, for payment of management fees payable to a related company, at $0.26 per share.

(f) The net loss per share has been calculated based on the weighted average number of common shares outstanding during the year of 6,755,848 (2001 - 5,164,764).

7. STOCK OPTIONS AND WARRANTS

The Company has outstanding stock options to its directors, employees and consultants as follows:

Number of Shares		Exercise Price	Option Expiry Date
460,000	$	0.32	June 1, 2006
205,000		0.16	December 4, 2006
480,000		0.16	December 12, 2007

The Company has outstanding warrants as follows:

Number of Shares		Exercise Price	Warrant Expiry Date
668,000	$	0.32	August 13, 2003
1,581,250		0.24	July 10, 2004

8. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

		2002		2001
DECREASE (INCREASE) IN CURRENT ASSETS				
Accounts receivable	$	5,446	$	(5,170)
Prepaid expenses		35		271
INCREASE (DECREASE) IN CURRENT LIABILITIES				
Accounts payable and accrued		(46,785)		90,763
	$	(41,304)	$	85,864

9. **CASH FLOW INFORMATION**

Cash and cash equivalents consist of balances with the bank and a treasury bill maturing on January 30, 2003.

	2002	2001
Cash	$ 25,401	$ 168,254
Treasury bill	40,933	–
	$ 66,334	$ 168,254

10. **RELATED PARTY TRANSACTIONS**

The Company has participated in transactions with companies related by way of common shareholders and directors as follows:

The Company expensed management fees of $NIL (2001 - $30,000) to a related company, recorded at exchange values.

The Company expensed consulting fees of $18,000 (2001 - $6,000) to a director's company.

11. **LOSSES CARRIED FORWARD**

For income tax purposes, the Company has losses carried forward from prior years which can be used to reduce future years' taxable income. These losses expire as follows:

2003	$ 229,533
2004	325,449
2005	242,201
2006	57,846
2007	71,530
2008	140,578
2009	135,513
	$ 1,202,650

In addition, the Company will be able to claim capital cost allowances and resource deductions exceeding future amortization by $1,493,185.

No future income tax asset regarding these tax losses or deductible temporary differences has been accounted for.

12. COMMITMENT

During the year the Company issued flow-through shares in the amount of $167,500. Of this amount, the Company had expended $46,000 and is committed to expending the balance of $121,500 by December 31, 2003.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended December 31, 2002	2002	2001
EXPENSES		
Salaries and benefits	$ 51,948	$ –
Printing and shareholder reports	20,774	24,216
Consulting fees	19,391	58,885
Administration	18,049	14,262
Legal and accounting	12,178	5,363
Filing fees	8,494	7,368
Tax costs on flow-through shares	66	13,610
Management fees	–	30,000
	$ 130,900	$ 153,704

Corporate Information

Executive Management

Hugh G. Ross, B.A.

President

Mr. Ross has extensive corporate and acquisition experience in the oil and gas industry, currently serving as President and C.E.O. of a highly successful oil and gas exploration and development company, Gentry Resources Ltd. He has been with Winslow Resources Inc. since its inception as Winslow Gold Corp., and was a major force in moving the Company to an oil and gas focus. Mr. Ross holds a Bachelor of Arts degree in Political Science from the University of Calgary.

John Nelson, B.Sc., M.Sc.

Manager, New Exploration Ventures

Mr. Nelson has over 17 years of oil industry experience in geology and geophysics. He served as an exploration geologist and project manager in numerous worldwide frontier areas for Mobile Oil Corp. before moving to Canada in 1993. Since that time, he has founded three private companies providing geophysical services and technology to Calgary-based companies. He holds B.Sc. and M.Sc. degrees in geology from Michigan State University and is a member of APEGGA, AAPG, CSPG and CSEG.

Hughes P. Salat, B.Sc., M.Sc.

Vice President, Exploration

Mr. Salat graduated from the distinguished ENSG School of Mines in Nancy, France and gained extensive experience with Elf Aquitaine for 20 years, working in Canada, Europe, Africa and South America. He moved to private consultancy thereafter, working with the United Nations and several government agencies in Canada. His experience encompasses both mining and oil and gas exploration as well as corporate affairs. He is a member of APEGGA, APEGBC, GAC Fellowship, CSPG and CIMM. He joined Winslow in 1994.

Directors

Hugh G. Ross
President and
Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

Gerald N. Ross
President,
Ross Resources Inc.
Calgary, Alberta

Hughes P. Salat
Vice President,
Exploration
Calgary, Alberta

Officers

Hugh G. Ross
President and
Chief Executive Officer

Ketan Panchmatia
Secretary / Treasurer

Hughes P. Salat
Vice President,
Exploration

Head Office

2500, 101 - 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Facsimile: (403) 266-3069

Auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

Bankers

Toronto Dominion Bank
Calgary, Alberta

Solicitors

Borden Ladner Gervais LLP
Calgary, Alberta

Registrar and Transfer Agent

Pacific Corporate
Trust Company
Vancouver, British Columbia

Stock Exchange

TSX Venture Exchange
Trading Symbol: WLR

Investor Relations

Roger Fullerton
Manager, Investor Relations
Telephone: (954) 929-7243


WINSLOW RESOURCES

2500, 101-6th Avenue SW

Calgary, Alberta, Canada

T2P 3P4



•WINSLOW RESOURCES•

Audited Financial Statements

For the twelve months ended December 31, 2002

B.C.S.C. Form 51-901.F

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

Schedule "A"

AUDITORS' REPORT

To The Shareholders
Winslow Resources Inc.

We have audited the balance sheet of **WINSLOW RESOURCES INC.** as at DECEMBER 31, 2002 and 2001 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as of DECEMBER 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CALGARY, ALBERTA
FEBRUARY 27, 2003

signed *"Roberts & Company"*
CHARTERED ACCOUNTANTS

WINSLOW RESOURCES INC.
BALANCE SHEET

AS AT DECEMBER 31, 2002

		2002		2001
ASSETS				
CURRENT				
Cash and short-term deposit	$	66,334	$	168,254
Accounts receivable		969		6,415
Prepaid expenses		1,426		1,461
Current portion of loan receivable (Note 5)		5,000		-
		73,729		176,130
MINING PROPERTY (Note 3)		665,275		677,050
CAPITAL ASSETS (Note 4)		406,900		177,905
LOAN RECEIVABLE (Note 5)		15,000		-
INVESTMENTS		-		2,603
	$	1,160,904	$	1,033,688
LIABILITIES				
CURRENT				
Accounts payable and accrued	$	54,538	$	101,323
COMMITMENT (Note 12)				
SHAREHOLDERS' EQUITY				
CAPITAL STOCK (Note 6)		7,501,263		7,173,856
DEFICIT		(6,394,897)		(6,241,491)
		1,106,366		932,365
	$	1,160,904	$	1,033,688

APPROVED ON BEHALF OF THE BOARD:

signed *"Hugh Ross"* Director

signed *"Hughes Salat"* Director

WINSLOW RESOURCES INC.
STATEMENT OF INCOME AND DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
REVENUE	$ -	$ -
EXPENSES		
General and administrative (schedule)	130,900	153,704
Production expense	6,465	-
Amortization	2,773	2,674
	140,138	156,378
LOSS BEFORE OTHER	140,138	156,378
OTHER		
Interest income	(1,226)	(11,531)
Other income	-	(1,125)
Write down of mining property	14,610	623,863
Gain on sale of investments	(116)	-
	13,268	611,207
NET LOSS FOR THE YEAR	153,406	767,585
DEFICIT AT BEGINNING OF YEAR	6,241,491	5,473,906
DEFICIT AT END OF YEAR	$ 6,394,897	$ 6,241,491
NET LOSS PER SHARE (Note 6(f))	$ 0.023	$ 0.149

WINSLOW RESOURCES INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
OPERATING ACTIVITIES		
Net loss for the year	$ (153,406)	$ (767,585)
Adjustments for items not affecting cash		
Amortization	2,773	2,674
Write down of mining properties	14,610	623,863
Gain on sale of investments	(116)	-
Shares issued to pay management fees	-	10,700
Working capital used by operating activities	(136,139)	(130,348)
Change in non-cash operating working capital (Note 8)	(41,304)	85,864
	(177,443)	(44,484)
INVESTING ACTIVITIES		
Exploration and development costs	(2,835)	(3,607)
Recovery of mining property	-	200
Capital assets - purchases	(269,681)	(213,051)
Increase in loan receivable	(20,000)	-
Investments - proceeds	2,719	-
Decrease in due to related companies	-	(80,739)
	(289,797)	(297,197)
FINANCING ACTIVITIES		
Net proceeds from common share issue	365,320	167,000
CASH DECREASE DURING THE YEAR	(101,920)	(174,681)
CASH, BEGINNING OF YEAR	168,254	342,935
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 9)	$ 66,334	$ 168,254

1. COMPANY ACTIVITIES

The Company's primary activity is the exploration for and the development of oil and gas properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements involves the use of certain estimates and approximations within reasonable limits of materiality and within the accounting policies summarized below:

MINING PROPERTIES

Mineral exploration and mine development costs are capitalized. When production commences these expenditures will be amortized over the life of the estimated ore reserves on the unit of production basis. If a project is abandoned or considered to be of no further interest to the Company, the related expenditures are charged to income. The costs deferred at any time do not necessarily reflect present or future values.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

CAPITAL ASSETS

(a) Office equipment

Capital assets are recorded at cost. Amortization is calculated using the straight line method over three, five and ten year terms. In the year of acquisition the amortization is prorated based on the purchase date.

(b) Oil and gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of oil and gas reserves are initially capitalized and accumulated in cost centres by country. Costs capitalized include geological and geophysical expenditures, drilling costs, completion costs and well equipment.

JOINT VENTURE ACCOUNTING

All of the Company's exploration and development costs are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FLOW-THROUGH SHARES

Capital stock includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company.

The oil and gas exploration and development expenditures and the capital stock are reduced by the estimated cost of the renounced tax deductions when the expenditures are incurred. The reduction for 2002 was $37,913.

3. MINING PROPERTY

The Company has acquired interests in various mining properties as follows:

	Acquisition Costs	Exploration Costs	2002 Total	2001 Total
British Columbia	$ 280,989	$ 411,834	$ 692,823	$ 704,598
Ontario	112,160	4,980	117,140	117,140
	$ 393,149	$ 416,814	809,963	821,738
Less recovery costs from the sale of interests in British Columbia and Ontario			144,688	144,688
			$ 665,275	$ 677,050

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net 2002	Net 2001
Office equipment	$ 46,478	$ 35,867	$ 10,611	$ 12,759
Oil and gas - Canada				
Petroleum and natural gas properties including exploration and development thereon	393,154	-	393,154	162,011
Production equipment	3,135	-	3,135	3,135
	$ 442,767	$ 35,867	$ 406,900	$ 177,905

The oil and gas assets were non-producing at year end, therefore no depletion provision has been recorded.

5. LOAN RECEIVABLE

The loan receivable is an employee loan that is secured by 100,000 shares of Winslow and non-interest bearing. A payment of $5,000 is due by June 30, 2003, $7,000 by June 30, 2004 and $8,000 by December 31, 2004.

6. CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value

Capital stock has been issued as follows:

	2002		2001	
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	5,742,149 $	7,173,856	4,765,495 $	7,043,908
Private placement (Note 5(a))	1,162,500	232,500	-	-
Flow-through private placement (Note 5(b),(c))	837,500	167,500	668,000	167,000
Reduction in respect of income tax deductions renounced to subscribers (Note 5(d))	-	(37,913)	-	(117,302)
Share issue costs	-	(34,680)	-	-
Shares for debt (Note 5(e))	-	-	308,654	80,250
	7,742,149 $	7,501,263	5,742,149 $	7,173,856

(a) On July 10, 2002, the Company issued 1,162,500 units under a private placement, each unit consisting of one common share and one warrant. The Company issued 1,162,500 shares in total at $0.20 per share, for total proceeds of $232,500. One warrant entitles the holder to purchase one common share at a price of $0.24. The warrants expire on July 10, 2004.

(b) On July 10, 2002, the Company issued 837,500 units under a private placement, each unit consisting of one flow through common share and one half of one (0.5) warrant. The Company issued 837,500 shares in total at $0.20 per share, for total proceeds of $167,500. One whole warrant entitles the holder to purchase one common share at a price of $0.24. The warrants expire on July 10, 2004.

(c) On August 13, 2001, the Company issued 668,000 shares under a private placement, of which 60% are flow-through. The Company issued 267,200 common shares at $0.25 per share, for total proceeds of $66,800 and 400,800 flow-through shares at $0.25 per share, for total proceeds of $100,200. The issuance included 668,000 warrants with each warrant entitling the holder to purchase one common share at a price of $0.32. The warrants expire on August 13, 2003.

(d) In accordance with the terms of the offerings and pursuant to certain provisions of the Income Tax Act (Canada), the Company renounced, for income tax purposes, exploration and development expenditures incurred during the year in the amount of $93,968 (2001 - $275,357).

(e) On July 18, 2001, the Company issued 308,654 shares, for payment of management fees payable to a related company, at $0.26 per share.

(f) The net loss per share has been calculated based on the weighted average number of common shares outstanding during the year of 6,755,848 (2001 - 5,164,764).

7. STOCK OPTIONS AND WARRANTS

The Company has outstanding stock options to its directors, employees and consultants as follows:

Number of Shares	Exercise Price	Option Expiry Date
460,000	$ 0.32	June 1, 2006
205,000	0.16	December 4, 2006
480,000	0.16	December 12, 2007

The Company has outstanding warrants as follows:

Number of Shares	Exercise Price	Warrant Expiry Date
668,000	$ 0.32	August 13, 2003
1,581,250	0.24	July 10, 2004

8. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2002	2001
DECREASE (INCREASE) IN CURRENT ASSETS		
Accounts receivable	$ 5,446	$ (5,170)
Prepaid expenses	35	271
INCREASE (DECREASE) IN CURRENT LIABILITIES		
Accounts payable and accrued	(46,785)	90,763
	$ (41,304)	$ 85,864

9. CASH FLOW INFORMATION

Cash and cash equivalents consist of balances with the bank and a treasury bill maturing on January 30, 2003.

	2002	2001
Cash	$ 25,401	$ 168,254
Treasury bill	40,933	-
	$ 66,334	$ 168,254

10. RELATED PARTY TRANSACTIONS

The Company has participated in transactions with companies related by way of common shareholders and directors as follows:

The Company expensed management fees of $NIL (2001 - $30,000) to a related company, recorded at exchange values.

The Company expensed consulting fees of $18,000 (2001 - $6,000) to a director's company.

11. LOSSES CARRIED FORWARD

For income tax purposes, the Company has losses carried forward from prior years which can be used to reduce future years' taxable income. These losses expire as follows:

2003	$ 229,533
2004	325,449
2005	242,201
2006	57,846
2007	71,530
2008	140,578
2009	135,513
	$ 1,202,650

In addition, the Company will be able to claim capital cost allowances and resource deductions exceeding future amortization by $1,493,185.

No future income tax asset regarding these tax losses or deductible temporary differences has been accounted for.

12. COMMITMENT

During the year, the Company issued flow through shares in the amount of $167,500. Of this amount, the Company had expended $46,000 and is committed to expending the balance of $121,500 by December 31, 2003.

13. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

WINSLOW RESOURCES INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
EXPENSES		
Salaries and benefits	$ 51,948	$ -
Printing and shareholder reports	20,774	24,216
Consulting fees	19,391	58,885
Administration	18,049	14,262
Legal and accounting	12,178	5,363
Filing fees	8,494	7,368
Tax costs on flow-through shares	66	13,610
Management fees	-	30,000
	$ 130,900	$ 153,704

Schedule "B"

1. **Analysis of Expenses and Deferred costs**

Refer to Notes 3 and 4 to the Financial Statements attached hereto as Schedule "A" for a summary of Mining Property and Capital Assets. A schedule of General and Administrative Expenses is included at the end of the Notes to the Financial Statements.

2. **Related Party Transactions**

Refer to Note 10 of the Financial Statements attached hereto as Schedule "A" for details relating to related party transactions.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) Common Shares Issued

Refer to Note 6 to the Financial Statements attached hereto as Schedule "A" for a summary of common shares issued during the period.

(b) Options Granted

The following summary shows options granted during the period.

Optionee	# of Options	$ per Share	Date of Grant	Expiry Date
Hugh G. Ross	30,000	0.16	12-Dec-02	12-Dec-07
Gerald N. Ross	10,000	0.16	12-Dec-02	12-Dec-07
Hughes Salat	15,000	0.16	12-Dec-02	12-Dec-07
Ketan Panchmatia	30,000	0.16	12-Dec-02	12-Dec-07
Employees & Consultants	395,000	0.16	12-Dec-02	12-Dec-07
	480,000			

4. **Summary of Securities Outstanding as at the End of the Reporting Period.**

(a) Authorized Share Capital

Winslow's authorized share capital consists of 100,000,000 voting common shares without nominal or par value.

(b) Shares Issued and Outstanding

As of December 31, 2002, Winslow had 7,742,149 common shares issued and outstanding with a stated aggregate value of $7,501,263.

(c) Securities Reserved for Issuance

Type	Amount	Price	Expiry Date	Stated Value
Warrants	668,000	$0.32	Aug 13, 2003	-
Warrants	1,581,250	$0.24	Jul 10, 2004	-
Stock Options	460,000	$0.32	Jun 01, 2006	-
Stock Options	205,000	$0.16	Dec 04, 2006	-
Stock Options	480,000	$0.16	Dec 12, 2007	-

(d) Shares Subject to Escrow or Pooling Agreements

There are currently no common shares of Winslow subject to Escrow or Pooling Agreements.

5. Directors and Officers

Directors

Hugh G. Ross
President & C.E.O., Gentry Resources Ltd.

Gerald N. Ross, Chairman
President, Ross Resources Inc.

Hughes P. Salat
Vice-President, Exploration & Operations

Officers

Hugh G. Ross, President & Chief Executive Officer
Ketan Panchmatia, Secretary/Treasurer
Hughes P. Salat, Vice-President, Exploration & Operations

Schedule "C"

MESSAGE TO SHAREHOLDERS

Results of Operations

During 2002, Winslow incurred a loss of $153,406, or $0.023 per share. This compares to a loss of $767,585 ($0.149 per share) in 2001. The 2001 figure included a write-down of mining property of $623,863, whereas the 2002 write-down was only $14,610.

General and administrative expenses were down 15% to $130,900 from $153,704 in 2001. The Company is holding the line on these expenses until such time as production is achieved and additional resources are required.

The Company incurred $269,681 acquiring and exploring oil and gas assets in 2002. This compares to $213,051 in 2001. Capital expenditures for 2003 will be dependent on future financings and cash flows from successful exploration efforts. The Company does not intend to incur any debt at this time.

Liquidity and Capital Resources

At December 31, 2002, The Company's working capital was $19,191, compared with working capital of $74,807 the previous year.

In 2002, Winslow completed a $400,000 private placement financing by issuing 837,500 flow-through units and 1,162,500 common share units, each at $0.20 per unit. Each flow-through unit consisted of one flow-through share and one-half of a share purchase warrant, while each common share unit consisted of one common share and one share purchase warrant. In each case, one whole warrant entitles the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before July 10, 2004. Proceeds from the financing are being used to fund the Company's ongoing capital exploration program as well as for general working capital purposes. Pursuant to the terms of the flow-through units, Winslow must incur $167,500 of certain exploration expenditures on or before December 31, 2003 and renounce them to the subscribers effective December 31, 2002. Through December 31, 2002, Winslow has renounced $46,000 of these expenditures.

At the time of writing, Winslow had just completed a $302,500 private placement financing via the issuance of 1,512,500 units at $0.20 per unit. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.25 per share at any time on or before September 30, 2004. Proceeds from this financing will be used to fund a 2003 capital exploration program and for general working capital purposes.

Corporate Information

directors

GERALD N. ROSS, CHAIRMAN
President
Ross Resources Inc.
Calgary, Alberta

HUGH G. ROSS
President & C.E.O.
Winslow Resources Inc.
Calgary, Alberta

HUGHES P. SALAT
Vice-President, Exploration & Operations
Winslow Resources Inc.
Calgary, Alberta

officers and management

HUGH G. ROSS
President & C.E.O.

KETAN PANCHMATIA
Secretary/Treasurer

HUGHES P. SALAT
Vice-President, Exploration & Operations

JOHN NELSON
Manager, New Ventures & Exploration

solicitors

Borden Ladner Gervais LLP
Calgary, Alberta

auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

stock exchange

TSX Venture Exchange
Trading Symbol: WLR

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069


• WINSLOW RESOURCES •

FORM OF PROXY FOR THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, MAY 16, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Winslow Resources Inc. (the "Corporation") hereby appoints Hugh G. Ross, President, Chief Executive Officer and Director of the Corporation or, failing him, Ketan Panchmatia, Secretary/Treasurer of the Corporation or, instead of either of the foregoing, ______________________________________, as my Proxy, with full power of substitution, to attend and vote for and on behalf of the undersigned at the Annual General and Special Meeting of the Shareholders, to be held on the 16th day of May, 2003, at 10:30 in the forenoon, Calgary Time, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or any such adjournment thereof; provided that the undersigned specifies and directs the persons above named to vote the shares registered in the name of the undersigned with respect to the matters set forth in Items 1 to 4 as follows:

1. For the election of directors as more particularly described in the accompanying Management Proxy Circular.

   FOR ❑ WITHHOLD FROM VOTING ❑

2. For the reappointment of Roberts & Company, Chartered Accountants, as the auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors as more particularly described in the accompanying Management Proxy Circular.

   FOR ❑ WITHHOLD FROM VOTING ❑

3. To pass an ordinary resolution approving the Amended and Restated Stock Option Plan, as more particularly described in the accompanying Management Proxy Circular.

   FOR ❑ AGAINST ❑

4. To transact such other business as may properly come before the Meeting.

   FOR ❑ WITHHOLD FROM VOTING ❑

Unless otherwise indicated above, this Proxy shall be voted in favour of the resolutions referred to in the accompanying Management Proxy Circular.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE ANNUAL GENERAL AND SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.

The undersigned hereby revokes any prior proxies.

DATED this _______ day of ______________, 2003.

____
Signature of Shareholder

____
Name of Shareholder (please print)

Notes:

1. A Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and act on his or her behalf at the annual general and special meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed form of proxy to the corporation as indicated below.
2. This Form of Proxy must be dated and executed by the Shareholder (using exactly the same name in which the shares are registered) or by his attorney authorized in writing or, if the Shareholder is a body corporation, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators or trustees, etc., should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which is was mailed to the Shareholder by the Corporation.
3. In order for this Form of Proxy to be effective, it must be signed and deposited with the Secretary of the Corporation, c/o Winslow Resources Inc., 2500, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4, not less that 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or any adjournment thereof.


• WINSLOW RESOURCES •

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of the Shareholders (the "Meeting") of **Winslow Resources Inc.** (the "Corporation"), will be held at the offices of the Corporation, Suite 2500, 101 - 6th Avenue SW, Calgary, Alberta, on Friday, the 16th day of May, 2003 at 10:30 in the forenoon for the following purposes:

1. To receive and consider the report of the directors and to receive and consider the audited financial statements of the Corporation for the period ending December 31, 2002, together with the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To reappoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To consider and, if though fit, to pass, with or without amendment, an ordinary resolution to approve the Amended and Restated Stock Option Plan; and

5. To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Proxy enclosed herewith and then complete and return the Proxy. In order to be valid and acted upon at the Meeting, the Proxy must be returned to the Corporation at Suite 2500, Hanover Place, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4, at least 48 hours before the Meeting or any adjournment thereof. The enclosed Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

Only those shareholders of record at the close of business on April 7, 2003 will be entitled to vote, except to the extent that such person transfers ownership of any of his Shares after the Record Date and the transferee Shareholder establishes his ownership to the Shares and has demanded to the Registrar and Transfer Agent of the Corporation not later than ten (10) days before the Meeting that his name be included on the list of Shareholders in which case the transferee will be entitled to vote the transferred shares at the Meeting.

DATED at Calgary, Alberta, this 7th day of April, 2003.

BY ORDER OF THE BOARD
WINSLOW RESOURCES INC.

"Ketan Panchmatia"
Secretary/Treasurer


•WINSLOW RESOURCES•

MANAGEMENT PROXY CIRCULAR

FOR THE 2003 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16th, 2003

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies from the holders of Common Shares ("Shares") in the capital of the Corporation, by the Management of Winslow Resources Inc. (the "Corporation"), for use at the Annual General & Special Meeting of Shareholders (the "Meeting") of the Corporation, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

THIS IS A MANAGEMENT PROXY CIRCULAR AND PROXIES ARE SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION FOR USE AT THE MEETING. It is expected that the solicitation will primarily be by mail. In addition to the use of mail, proxies may be solicited by personal interviews or by means of communication by directors, officers and employees of the Corporation who will not be remunerated therefor. The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are Directors and/or Officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXY TO REPRESENT HIM AT THE MEETING, OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT THE SAID PRINTED NAMES AND BY INSERTING THE NAME OF HIS CHOSEN PROXY IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE CORPORATION AT SUITE 2500, HANOVER PLACE, 101 – 6TH AVENUE SW, CALGARY, ALBERTA, T2P 3P4 AT LEAST 48 HOURS BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. THE PERSON SO NAMED AS THE PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.**

The form of proxy must be signed by the shareholder or by his attorney in writing or, if the shareholder is a corporation, it must be executed under its corporate seal by a duly authorized officer.

A shareholder who has given a proxy instrument may revoke it:

(a) by completing a proxy instrument bearing a later date and depositing it with the Secretary of the Corporation; or

(b) as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such proxy instrument, by signing a written notice or verification and delivering it to the Secretary of the Corporation or the Chairman of the Meeting; or

(c) by attending the Meeting in person and personally voting the Shares represented by the proxy instrument; or

(d) in addition to the revocation in any other manner permitted by law, a proxy may be revoked under Subsection 148(4) of the *Canada Business Corporations Act*, by instrument in writing executed by the shareholder or by his attorney in writing, (or if the shareholder is a corporation, executed under its corporate seal by an authorized officer or attorney) to be deposited at either the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which time the proxy instrument is to be used, or with the Chairman of such Meeting on the day of the Meeting or adjournment thereof.

Advice to Beneficial Shareholders (including shares held by a broker)

Shareholders who do not hold their Shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their Shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders, however its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Management Proxy Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Exercise of Discretion of Proxies

The Shares represented by the enclosed proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the shareholder executing it and if such shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the Shares will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS AS SET FORTH IN THE ATTACHED FORM OF PROXY.**

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING, OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF PRINTING THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS OR VARIATIONS, OR OTHER MATTERS TO COME BEFORE THE MEETING, OTHER THAN THOSE MATTERS REFERRED TO IN THE NOTICE OF MEETING.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of April 7, 2003 there were 9,284,649 Shares issued and outstanding. Each holder of the Shares is entitled to one (1) vote at the Meeting for each Share registered in his or her name as at the close of business on April 7, 2003 (the "Record Date"). At the Meeting, upon a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one shareholder. On a ballot, every shareholder present in person or by proxy has one (1) vote for each Share of which he or she is the registered holder. A shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands. Only those shareholders of record on the Record Date shall be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a) such person transfers ownership of any of his Shares after the Record Date; and

(b) the Transferee of those Shares produces properly endorsed share certificate(s) or otherwise establishes his ownership of the Shares;

and has demanded to the Registrar and Transfer Agent of the Corporation, not later than ten (10) days before the Meeting, that his name be included on the shareholders' list in which case the transferee shall be entitled to vote the transferred shares at the Meeting.

To the knowledge of the Directors and Senior Officers of the Corporation, only the following persons own, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the voting rights attached to the Shares:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
James Haack	960,000	10.3%
Gerald N. Ross	1,033,520	11.1%

The Registrar and Transfer Agent and Management supplied the above information for the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2002, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to shareholders at the Meeting. The Financial Statements together with the Auditors' Report thereon are being mailed to shareholders of record with this Management Proxy Circular. Copies of the Financial Statements, together with the Notice of Meeting, Management Proxy Circular and form of proxy will be available from the Corporation at Suite 2500, Hanover Place, 101 - 6th Avenue SW, Calgary, Alberta, T2P 3P4.

MATTERS TO BE ACTED ON AT THE MEETING

1. Election of Directors

The following directors were elected at the last annual meeting of the shareholders of the Corporation held on May 24, 2002: Hugh G. Ross, Gerald N. Ross, and Hughes Salat.

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of three (3) Directors. Each Director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Corporation.

Except where authority to vote on the election of Directors is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below, all of whom are now members of the Board of Directors. Management does not contemplate that any of the nominees will be unable to serve as a Director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Shares represented by proxy for the election of any other person or persons as Directors.

Information Concerning Director Nominees Submitted by Management

Name, Municipality of Residence and Other Positions held with the Corporation	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially owned Directly or Indirectly
Hugh G. Ross[1] Calgary, Alberta, Canada President & C.E.O.	President and Chief Executive Officer of Gentry Resources Ltd.	1986	126,228 34,486 [2]
Gerald N. Ross[1] Calgary, Alberta, Canada Chairman of the Board	Chairman of the Board and Director, Winslow Resources Inc.	1983	9,000 1,024,520[2]
Hughes Salat[1] Calgary, Alberta, Canada Vice-President, Exploration & Operations	Vice-President, Exploration & Operations, Winslow Resources Inc.	1993	Nil

Notes:

(1) Denotes member of Corporation's Audit Committee

(2) Ross Resources Inc., a private company owned jointly by Mr. Hugh Ross and Mr. Gerald Ross, owns an aggregate 1,059,006 Shares.

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The number of Shares beneficially owned by nominees for directors, directly or indirectly, as of April 7, 2003 is based on information furnished by the nominees themselves.

2. Reappointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of Roberts & Company, Chartered Accountants, as auditors for the Corporation, to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors. Roberts & Company were first appointed auditors of the Corporation in 1986.

PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON AT THE MEETING

3. Amendments to the Corporation's Stock Option Plan

On August 28, 2000, the Corporation instituted a Stock Option Plan (the "Option Plan") pursuant to which eligible employees, officers and directors are entitled to receive options to acquire Shares of the Corporation. The Option Plan is administered by the Board of Directors and provides that no more than 1,148,000 Shares may be reserved for issuance pursuant to the terms of the Option Plan.

Shareholders are being asked to approve an Amended and Restated Stock Option Plan which will replace the Option Plan.

One of the differences between the Option Plan and the Amended and Restated Option Plan is an increase in the number of shares reserved for issuance by 708,000 shares to 1,856,000, representing approximately 20% of the issued and outstanding Shares in the capital of the Corporation. The existing 1,145,000 stock options will be transferred and administered under the terms of the Amended and Restated Stock Option Plan, as other administrative changes have also been made.

The Amended and Restated Stock Option Plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Corporation with long-term equity based performance incentives, which are a key component of the Corporation's executive compensation strategy. The Corporation believes it is important to align the interests of management and employees with Shareholder interests and to link performance compensation to the enhancement of Shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

In order to be effective the resolution must be passed by at least a majority of the votes cast by disinterested shareholders, who are not insiders, in person or by proxy at the Meeting.

The full text of the proposed Amended and Restated Stock Option Plan is set forth in Schedule "A" hereto. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the ordinary resolutions.

EXECUTIVE COMPENSATION

Compensation of Directors

The aggregate cash compensation (including salaries, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to Directors of the Corporation in their capacity as directors for services rendered during the financial year ended December 31, 2002 was nil.

Executive officers of the Corporation who also act as Directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers."

During the financial year ended December 31, 2002, Directors of the Corporation were granted stock options to purchase 55,000 Shares of the Corporation. No Directors of the Corporation exercised any stock options during the financial period ended December 31, 2002.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the directors and officers of the Corporation, its subsidiaries, and affiliates. The Corporation pays the annual premium of $3,000. The aggregate insurance coverage is to a limit of $5,000,000 per year and $5,000,000 per loss, with no deductible with respect to a claim by a director or officer, but subject to a deductible of $25,000 for each claim by the Corporation. No portion of the premium is paid by any of the directors or officers of the Corporation, its subsidiaries, or affiliates.

Compensation of Executive Officers

During the financial year ended December 31, 2002, the Corporation had three (3) executive officers, namely Hugh G. Ross, President, Ketan Panchmatia, Secretary/Treasurer and Hughes Salat, Vice-President, Exploration & Operations. The individuals listed above continue to serve as Officers of the Corporation as at the date hereof. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to the executive officers by the Corporation (as required by the Regulations defined herein) during the financial year ended December 31, 2002 was nil. For the next financial year ended December 31, 2003, it is estimated that the Corporation will pay aggregate cash compensation to executive officers in the amount of $10,000. There were no amounts satisfied or accrued by the Corporation during the Corporation's last financial year ended December 31, 2002, to provide pension, retirement, or similar benefits for the executive officers of the Corporation pursuant to any existing plan, contract, authorization or arrangement provided or contributed by the Corporation.

Summary Compensation Table For Named Executive Officers

The following table (presented in accordance with the Regulations made under the *Securities Act* (Alberta) and the *Securities Act* (British Columbia) (the "Regulations") sets forth all annual and long term compensation for services in all capacities to the Corporation for the financial years ended December 31, 2000, 2001 and 2002 (to the extent required by the Regulations) in respect of the individuals who were, at December 31, 2002, acting in a capacity similar to a Chief Executive Officer and the four most highly compensated executive officers whose compensation was greater than $100,000 (the "Named Executive Officers.").

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Hugh G. Ross, President & CEO[1]	2002	Nil	Nil	Nil	30,000	Nil	Nil	Nil
	2001	Nil	Nil	Nil	132,500	Nil	Nil	$30,000 [1]
	2000	Nil	Nil	Nil	Nil	Nil	Nil	$30,000 [1]

Notes

(1) Management fees paid by the Corporation to Ross Resources Inc., a private company owned jointly by Hugh G. Ross and Gerald N. Ross.

Summary of Stock Options for Named Executive Officers

The following tables sets forth a summary of grants of stock options, exercises of stock options and financial year end value of unexercised stock options to Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR TO NAMED EXECUTIVE OFFICERS

Name and Principal Position of Named Executive Officer	Securities Under Options/SARs Granted	% of total Options/SARs Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Hugh G. Ross, President	125,000/Nil	18.8%	$0.32	$0.32	June 1, 2006
	7,500/Nil	1.1%	$0.16	$0.16	December 4, 2006
	30,000/Nil	6.3%	$0.16	$0.16	December 12, 2007

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICERS

Name and Principal Position of Named Executive Officer	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year End		Value of Unexercised In-The-Money Options/SARs at Financial Year End [1]	
			Exercisable	Unexercisable	Exercisable[2]	Unexercisable
Hugh G. Ross, President	Nil	Nil	125,000	Nil	Nil	Nil
			5,625	1,875	Nil	Nil
			7,500	22,500	Nil	Nil

Notes:

(1) The closing trading price as traded on the TSX Venture Exchange on December 31, 2002, was $0.16. Therefore, no stock options were "in the money" as at December 31, 2002.

(2) Represents the net value of the exercisable stock options.

Long Term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board of Directors.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights (herein referred to as "SAR's") or restricted shares were granted by the Corporation to Named Executive Officers of the Corporation during the last financial year ended December 31, 2002. Furthermore, no SAR's were exercised.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan applicable to Named Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding financial year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation. The Corporation is not currently party to any compensation plan or arrangement with a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person, except as otherwise set forth herein.

Stock Option Plan

The Option Plan was approved by the shareholders of the Corporation at the special meeting of the shareholders held on October 4, 2000. The maximum aggregate number of Shares which may be reserved for issuance pursuant to stock options granted under the Option Plan and the Amended and Restated Stock Option Plan or any other stock compensation arrangements shall be limited as follows: (a) with respect to any one person, a maximum of 5% of the outstanding Shares of the Corporation, on a non-diluted basis, at the time of granting; (b) with respect to Insiders, a maximum of 10% of the outstanding Shares of the Corporation, on a non-diluted basis, at the time of granting; and (c) with respect to Consultants, a maximum of 2% of the outstanding Shares of the Corporation, on a non-diluted basis, at the time of granting. The maximum aggregate number of Shares which may be issued pursuant to stock option exercises under the Option Plan or any other share compensation arrangements in any one year shall be limited: (a) with respect to Insiders, a maximum of 10% of the outstanding Shares at the time of issuance; and (b) with respect to any one Insider and such Insider's associates, a maximum of 5% of the outstanding Shares at the time of issuance. The option price per Share must be acceptable to any stock exchange on which the Corporation's Shares are listed. The maximum length of any option shall be five (5) years from the date the option is granted provided that a director's, officer's, employee's or consultant's options expire ninety days after his ceasing to act for the Corporation except in the death of a participant in which case his estate shall have twelve months in which to exercise the outstanding options. In the event of any consolidation, division or other relevant change to the capital of the Corporation, the number of Shares available under the Option Plan and the number of Shares subject to the option and the option price shall be adjusted accordingly. If there occurs an event causing a change of control (as defined in the Option Plan), the right and option to purchase optioned Shares then outstanding shall immediately vest in its entirety to the extent optioned Shares have not vested up to the event causing a change of control.

There are currently outstanding a total of 1,145,000 stock options granted to directors, officers and employees as of the date hereof pursuant to the Option Plan. In addition, there are a total of 3,000 Shares reserved for issuance in respect of future stock options that may be granted under the Option Plan. The Corporation is asking the shareholders to increase the total number of Shares reserved for issuance to 1,856,000, which would leave 711,000 Shares available for future grants.

Outstanding Stock Options

Optionee Category (Number of Optionees)	Number of Shares Reserved under Option	Date of Grant	Expiry Date	Exercise Price Per Share	Market Price	
					As at Date of Grant[(1)]	As at April 7, 2003[(2)]
Directors who are Executive Officers (2)	185,000	June 1, 2001	June 1, 2006	$0.32	$0.32	$0.16
	17,500	December 4, 2001	December 4, 2006	$0.16	$0.16	$0.16
	45,000	December 12, 2002	December 12, 2007	$0.16	$0.16	$0.16
Directors other than Executive Officers (1)	125,000	June 1, 2001	June 1, 2006	$0.32	$0.32	$0.16
	5,000	December 4, 2001	December 4, 2006	$0.16	$0.16	$0.16
	10,000	December 12, 2002	December 12, 2007	$0.16	$0.16	$0.16
Executive Officers who are not Directors (1)	60,000	June 1, 2001	June 1, 2006	$0.32	$0.32	$0.16
	10,000	December 4, 2001	December 4, 2006	$0.16	$0.16	$0.16
	30,000	December 12, 2002	December 12, 2007	$0.16	$0.16	$0.16
Employees and Consultants (9)	90,000	June 1, 2001	June 1, 2006	$0.32	$0.32	$0.16
	172,500	December 4, 2001	December 4, 2006	$0.16	$0.16	$0.16
	395,000	December 12, 2002	December 12, 2007	$0.16	$0.16	$0.16

Notes:

(1) The closing trading price of the Shares underlying the stock option as traded on the TSX Venture Exchange on the date of grant.

(2) The closing trading price of the Shares underlying the stock option as traded on the TSX Venture Exchange on such date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as herein set forth, no director, executive officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, none of the Directors or Senior Officers of the Corporation, or any associate or affiliate of such person or Corporation, has any material interest, direct or indirect, in any transaction during the past year, or any proposed transaction which has materially affected or will materially affect the Corporation, other than as disclosed herein and in particular under the heading "Matters to Be Acted Upon at the Meeting".

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or any proposed nominee for election as a director, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATERIAL FACTS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

APPROVAL OF CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Calgary, Alberta, on the 7th day of April, 2003.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) "Hugh G. Ross"
Hugh G. Ross
President, Chief Executive Officer & Director

SCHEDULE "A"

Resolutions of the Shareholders of
Winslow Resources Inc. (the "Corporation")

Re: Amended and Restated Stock Option Plan

BE IT RESOLVED THAT:

1. the Stock Option Plan of the Corporation (the "Option Plan") be replaced with the Amended and Restated Stock Option Plan attached hereto; and

2. any one or more officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation, under the seal of the Corporation or otherwise, to execute and deliver any and all agreements, documents, certificates, declarations, notices and other instruments in writing respecting the Amended and Restated Stock Option Plan and to do any and all other acts and things, as may in the opinion of such officer(s) or director(s), be necessary, desirable or advisable in order to give effect to the Amended and Restated Stock Option Plan or these resolutions, such execution and delivery by such officer(s) or director(s) to be conclusive approval of the same by the shareholders of the Corporation.

WINSLOW RESOURCES INC.

AMENDED AND RESTATED
STOCK OPTION PLAN
May 16, 2003

ARTICLE 1
PURPOSE OF THE PLAN

1.1 The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

ARTICLE 2
DEFINED TERMS AND RELATED PROVISIONS

2.1 Where used herein, the following terms shall have the following meanings, respectively:

(a) **"Affiliate"** means in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Subsection 1(4) of the *Canada Business Corporations Act*);

(b) **"Board"** means the board of directors of the Corporation;

(c) **"Committee"** means the Compensation and Human Resources Committee of the Board;

(d) **"Corporation"** means Winslow Resources Inc. and includes any successor corporation thereof;

(e) **"Eligible Person"** means:

(i) any director, officer or employee of the Corporation or any Affiliate (an **"Eligible Individual"**); or

(ii) a corporation controlled by an Eligible Individual, all of the issued and outstanding shares of which are, and continue at all times to be, legally and beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an **"Eligible Corporation"**); or

(iii) any Service Provider;

(f) **"Insider"** means, in respect of the Corporation, any "insider" (as such term is defined in the *Securities Act (Ontario)*) other than a person who falls within that definition solely by virtue of being a director or senior officer of an Affiliate, and includes any "associate" (as such term is defined in the *Securities Act (Ontario)*) of any such insider;

(g) **"Market Price"** at any date in respect of the Shares means the closing sale price of such Shares on the TSX Venture Exchange (or, if such Shares are not then listed and posted for trading on the TSX Venture Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board or the Committee) on the last trading day immediately preceding such date, provided that in the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(h) **"Option"** means an option to purchase Shares granted to an Eligible Person under the Plan and **"Option Agreement"** means an agreement between the Corporation and an Optionee respecting such Option;

(i) **"Option Price"** means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(j) **"Optioned Shares"** means the Shares issuable pursuant to an exercise of Options;

(k) **"Optionee"** means a Eligible Person to whom an Option has been granted and who continues to hold such Option;

(l) **"Plan"** means this Stock Option Plan, as the same may be further amended, restated or varied from time to time;

(m) **"Service Provider"** means any person (other than an Eligible Individual), company, partnership, trust or corporation (other than an Eligible Corporation) engaged to provide management or consulting services for the Corporation or any Affiliate;

(n) **"Share Compensation Arrangement"** means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Shares to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(o) **"Shares"** means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(p) **"Change-in-Control"** means any change in the registered holdings and/or beneficial ownership of the Shares as a result of which a person or a group of persons or persons acting jointly or in concert or persons associated or affiliated with any such person(s) or group(s) within the meaning of the *Canada Business Corporations Act* are in a position to exercise effective control of the Corporation, provided that any such person(s) or group(s) directly or indirectly and/or owning and/or controlling shares in excess of the number that would entitle such person(s) to cast more than 50% of the votes attaching to all Shares that may be cast to elect directors of the Corporation be deemed to be in a position to exercise effective control of the Corporation;

(q) "**Cause**" means any of the following occurrences:

(i) theft, fraud or similar conduct inconsistent with the continued faithful discharge by the Optionee of his duties to the Corporation;

(ii) the willful failure or refusal to perform by the Optionee of those duties reasonably assigned by the Corporation;

(iii) conduct of the Optionee that materially conflicts with or is clearly incompatible with the business or financial interests of the Corporation or that would reasonably bring the Corporation into disrepute; or

(iv) a material breach by the Optionee of reasonable policies introduced by the Corporation and communicated to the Optionee from time to time; and

(r) "**Good Reason**" means any of the following occurrences:

(i) any material change by the Corporation in the office or employment of the Optionee;

(ii) any material change by the Corporation without the consent of the Optionee in the nature and scope of the duties of the Optionee;

(iii) any requirement by the Corporation that the Optionee change his place of employment from the city, municipality or location in which he was previously located unless the change of place of employment is agreed to in writing by the Optionee;

(iv) any reduction by the Corporation in the remuneration or entitlement to remuneration of the Optionee;

(v) any withdrawal by the Corporation of benefits or privileges from the Optionee to which the Optionee was previously entitled unless replaced with equivalent or superior benefits; or

(vi) any exclusion of the Optionee by the Corporation from any Share Compensation Arrangement or any other incentive compensation plans under which the Optionee was previously entitled to receive payments or benefits or failure to include the Optionee as a participant in a plan(s) equal to or exceeding such plans.

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by the Board and/or the Committee as the Board shall determine from time to time.

3.2 The Board and/or Committee, as the Board shall determine from time to time, shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;

(c) to determine the number of Shares underlying each Option;

(d) to determine the Option Price of each Option;

(e) to determine the time or times when Options will be granted and exercisable;

(f) to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g) to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3 Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board or the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof shall not exceed 1,856,000 or such greater number of Shares as may be determined by the Board and approved, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority. Optioned Shares in respect of which Options are not exercised shall be available for subsequent Options. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
TERMS AND CONDITIONS OF OPTIONS

5.1 The Board and/or the Committee, as the Board shall determine from time to time, may grant Options to any Eligible Person.

5.2 Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option shall be determined by the Board or the Committee, as the Board shall determine from time to time.

5.3 Subject to any prior approval, if required, by any stock exchange or other securities regulatory authority, the Board or the Committee, as the Board shall determine from time to time, may, in their entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board or the Committee, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options hereof). Notwithstanding the foregoing, subject to the rules of any stock exchange upon which the Shares may be listed or other securities regulatory authority, the Board or the Committee may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Board or the Committee, as the Board shall determine from time to time, shall not, in the event of any such acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s).

5.4 In the event of a Change-in-Control, each Optionee shall immediately be entitled to exercise any and all Options and purchase any and all Optioned Shares.

5.5 Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Board and/or the Committee, as the Board shall determine from time to time, approves the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.6 The term of an Option shall not exceed five (5) years from the date of the grant of the Option.

5.7 No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares at the time of such grant.

5.8 An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to the Optionee, cease and terminate and be of no further force or effect whatsoever.

5.9 No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:

(a) the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders exceeding 10% of the issued and outstanding Shares;

(b) the issuance to Insiders, within a one (1) year period, of a number of Shares exceeding 10% of the issued and outstanding Shares; or

(c) the issuance to any one Insider and such Insider's associates, within a one (1) year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

5.10 For the purposes of Subsections 5.9 (b) and (c), the phrase "issued and outstanding Shares" excludes any Shares issued pursuant to the Plan or other Share Compensation Arrangements over a preceding one-year period, and, for the purpose of Subsection 5.9 (c), "associate" means any person associated with such Insider within the meaning of the *Securities Act* (Ontario).

ARTICLE 6
TERMINATION OF OPTIONS

6.1 Subject to Sections 6.2, 6.3, 6.4, 6.5, 6.6, 6.7 and 6.10 hereof and to any resolution passed at any time by the Committee or the Board with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2 If an Optionee, other than a Service Provider, shall retire, or terminate his employment or directorship with the consent of the Board under circumstances equating to retirement in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time within one hundred and eighty (180) days of the date of such retirement or termination equating to retirement (but only to the same extent to which the Optionee could have exercised the Option immediately before the date of such retirement or termination equating to retirement).

6.3 If an Optionee, other than a Service Provider, ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then no Option held by such Optionee may be exercised following the date on which such Optionee ceases to serve the Corporation or any Affiliate, as the case may be, in such capacity.

6.4 If an Optionee, other than a Service Provider, ceases to serve the Corporation or any Affiliate, as the case may be, as an Eligible Individual as a consequence of the termination of the employment of the Optionee by the Optionee for Good Reason, then, unless otherwise provided for in this Plan or the Option Agreement, no

Option held by such Optionee at the effective date thereof may (but only to the same extent to which the Optionee could have exercised the Option immediately before such effective date) be exercised by the Optionee following the date which is one hundred and eighty (180) days after the date on which the Option ceased to serve the Corporation or any Affiliate, as the case may be, in such capacity.

6.5 If an Optionee, other than a Service Provider, ceases to serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of the termination of the employment of the Optionee by the Corporation for Cause or by the Optionee for Good Reason or otherwise, then, unless otherwise provided for in this Plan or the Option Agreement, no Option held by such Optionee at the effective date thereof may (but only to the same extent to which the Optionee could have exercised the Option immediately before such effective date) be exercised by the Optionee following the date which is ninety (90) days after the date on which the Optionee ceased to serve the Corporation or any Affiliate, as the case may be, in such capacity. The Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Board.

6.6 In the event that an Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the *Bankruptcy and Insolvency Act* (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of thirty (30) days, no Option held by such Optionee may be exercised following the date on which such Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

6.7 If an Optionee shall die holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise the Option with respect to the unexercised balance of the Shares subject to the Option but only to the same extent to which the decedent could have exercised the Option immediately before the date of such death, and only to the extent that the Option can be exercised within the time constraints as set out in section 5.6 hereof.

6.8 For greater certainty, Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person.

6.9 If the Optionee is an Eligible Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Eligible Corporation.

ARTICLE 7
EXERCISE OF OPTION

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and otherwise in accordance with the exercise procedures respecting Options determined by the Board or the Committee from time to time. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and compliance with such procedures.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c) the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3 Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Committee or the Board may from time to time determine.

ARTICLE 8
CERTAIN ADJUSTMENTS

8.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board or the Committee to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, the Board or the Committee to such extent may also adjust any Shares that are then subject to Option, if any, as they deem proper in their discretion.

8.2 If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of section 9.2 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation") the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of section 9.2 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

ARTICLE 9
AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1 The Board may amend the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Shares are listed and posted for trading.

9.2 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof, in the event:

(a) the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b) an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board;

(c) the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then and in such event, notwithstanding the provisions of Section 5.4 hereof, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall *ipso facto* terminate and cease to have further force or effect whatsoever.

9.3 Notwithstanding the provisions of this Article 9, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.4 Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee whether or not vested may be exercised by such Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2 Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

10.3 Notwithstanding Section 5.8 hereof and subject to Section 10.4 hereof, any vested Options may be transferred or assigned between an Eligible Individual and the related Eligible Corporation provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Committee or the Board, in its sole and absolute discretion, approves such assignment.

10.4 In the event an Eligible Corporation shall cease at any time to be an Eligible Corporation (as defined in subsection 2.1(e)(ii) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related Eligible Individual.

10.5 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.